Exhibit 99.1

KERZNER INTERNATIONAL LIMITED

Coral Towers
Paradise Island, The Bahamas

NOTICE OF ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES

To Be Held on July 27, 2004

To the Holders of Ordinary Shares of

KERZNER INTERNATIONAL LIMITED:

       Notice is hereby given that the Annual General Meeting of holders of Ordinary Shares of Kerzner International Limited (the “Company”) will be held at 10:00 am, local time, on Tuesday, July 27, 2004, in the New Providence Room, Coral Towers, Paradise Island, The Bahamas for the purpose of (1) electing Directors of the Company and (2) ratifying the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for 2004.

       Under Bahamian Law and the Company’s Articles of Association, if a quorum is present, the favourable vote of a simple majority of the votes cast by holders of Ordinary Shares in person or by proxy will be required in order to approve any proposal properly before the Annual General Meeting.

       Only holders of record of Ordinary Shares at the close of business on June 11, 2004, are entitled to notice of, and to vote at, the Annual General Meeting or any adjournment thereof.

       In order to assure that your interests will be represented, whether or not you plan to attend the Annual General Meeting in person, please complete, date and sign the enclosed form of proxy and return it promptly in the enclosed envelope.

By Order of the Board of Directors,

Richard M. Levine
Executive Vice President
& General Counsel

Paradise Island, The Bahamas

June 18, 2004

KERZNER INTERNATIONAL LIMITED

Coral Towers
Paradise Island, The Bahamas

PROXY STATEMENT

ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES

To Be Held On July 27, 2004

       This Proxy Statement and accompanying form of proxy are being mailed on or about June 18, 2004 to holders of Ordinary Shares. They are furnished in connection with the solicitation by the Board of Directors of Kerzner International Limited (the “Company”) of proxies for use at the Annual General Meeting of holders of Ordinary Shares to be held on July 27, 2004 at 10:00 am local time, in the New Providence Room, Coral Towers, Paradise Island, The Bahamas, and any adjournment thereof.

       At the Annual General Meeting, the holders of Ordinary Shares of the Company will be asked to consider and vote upon (1) the election of Directors of the Company and (2) the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for 2004. The Company has been advised that a representative of Deloitte & Touche LLP will be present at the Annual General Meeting and will have an opportunity to make a statement and to respond to appropriate questions raised.

VOTING INFORMATION

       The Board of Directors has fixed the close of business on June 11, 2004 (the “Record Date”) as the Record Date for the determination of which holders of Ordinary Shares are entitled to notice of, and to vote at, the Annual General Meeting and at any adjournment thereof. Accordingly, only holders of record of Ordinary Shares of the Company at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the meeting. On any matter that may properly come before the meeting, holders of Ordinary Shares of record on the Record Date are entitled to one vote per share. On the Record Date, approximately 31,620,378 shares were issued and outstanding.

      Shareholders who do not plan to be present at the Annual General Meeting are requested to date and sign the enclosed form of proxy and return it in the envelope provided. All Ordinary Shares, that are presented at the meeting by properly executed proxies received prior to or at the meeting and not revoked, will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR the proposals listed above.

        Under applicable Bahamian law and the Company’s Articles of Association, business to be considered at the Annual General Meeting is confined to that business described in the notice of meeting which is attached to this Proxy Statement. Thus, the matters to come before the meeting shall be strictly limited to those matters described in the notice. Holders of Ordinary Shares are entitled to attend and vote at the Annual General Meeting or vote by proxy. All proxies presented at the Annual General Meeting shall, unless contrary written instructions are noted on the form of proxy, also entitle the persons named in such proxy to vote such proxies in their discretion on any proposal to adjourn the meeting or otherwise concerning the conduct of the meeting.

       Holders of Ordinary Shares have the right to revoke their proxies by notification to the Company in writing at any time prior to the time the Ordinary Shares represented thereby are actually voted. Proxies may be revoked by written notice of revocation filed at the registered office of the Company before the meeting. Any written notice revoking a proxy should be sent to Kerzner International Limited, c/o Harry B. Sands, Lobosky & Company Limited, P.O. Box N–624, Fifty Shirley Street, Nassau, The Bahamas.

       Under applicable Bahamian law and the Company’s Articles of Association, if a quorum is present, the favourable vote of a simple majority of the votes cast by holders of Ordinary Shares, voting in person or by proxy, at the Annual General Meeting will be required in order to approve the proposals set forth in this Proxy Statement.

       A quorum is constituted when a majority of outstanding Ordinary Shares is present, in person or by proxy.

PROPOSAL 1 – ELECTION OF DIRECTORS

       In accordance with the Company’s Articles of Association, the maximum number of directors of the Company is fixed at five, and such directors shall be nominated by the Board of Directors and elected by the holders of Ordinary Shares. In accordance with the Company’s Articles of Association, directors elected to the Board of Directors shall hold office until the date of the Annual General Meeting to be held in 2005.

       The Board of Directors proposes the election of the nominees listed below. Each such nominee currently serves as a director.

Solomon Kerzner
Peter N. Buckley
Howard S. Marks
Eric B. Siegel
Heinrich von Rantzau

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A

VOTE “FOR” THE ELECTION OF THE NOMINEES LISTED ABOVE.

PROPOSAL 2 — APPROVAL OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

       Deloitte & Touche LLP was appointed as the Company’s independent registered public accounting firm commencing on June 24, 2002. The Board of Directors has approved the continued appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for 2004. A representative of Deloitte & Touche LLP will be present at the Annual General Meeting, and will have the opportunity to make a statement and respond to appropriate questions raised at the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE

RATIFICATION OF DELOITTE & TOUCHE LLP AS THE COMPANY’S INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR 2004.

SHAREHOLDING INFORMATION

       As of the Record Date, we had approximately 31,620,378 Ordinary Shares outstanding. The following table sets forth certain information as of the Record Date (or certain other dates, to the extent indicated below), regarding the beneficial ownership of our Ordinary Shares by: (i) any person who is known to us to be the owner of approximately five percent or more of any class of our voting securities and (ii) our directors and executive officers as a group. Due to the arrangements described below, certain of our Ordinary Shares are beneficially owned by several parties.

	Number of		Percent of
Beneficial Owner	Shares		Shares

Caledonia Investments plc (“Caledonia”)	6,365,798	(1)	20.1%
World Leisure Group Limited (“WLG”) and its affiliates	5,597,739	(2)	17.7%
Baron Capital Group, Inc. (“Baron”)	5,562,232	(3)	17.6%
Cement Merchants SA (“CMS”)	3,309,093	(4),(5)	10.5%
FMR Corp.	3,031,400	(6)	9.6%
Kersaf Investments Limited (“Kersaf”)	1,484,679	(7),(4)	4.7%
Directors and executive officers as a group (excluding shares beneficially owned by Solomon Kerzner)(8)	*		*

*	Less than one percent of outstanding voting securities.

(1)	Consists of: (i) 5,808,293 Ordinary Shares held by Caledonia and (ii) 557,505 Ordinary Shares over which Caledonia has a proxy (see Note 7 below).

(2)	Consists of: (i) 4,495,794 Ordinary Shares held for the account of WLG, (ii) 557,505 Ordinary Shares over which WLG has a proxy (see Note 7 below) and (iii) 524,366 Ordinary Shares subject to currently exercisable options and 20,074 restricted Ordinary Shares that are vested, all of which were transferred to The Kerzner Family Trust by Mr. Solomon Kerzner. The Kerzner Family Trust is controlled by Mr. Solomon Kerzner and WLG is a subsidiary of this trust.

(3)	Based upon information contained in the Schedule 13G/ A filed by Baron on February 13, 2004.

(4)	Amounts presented in this table reflect the beneficial ownership by each of Kersaf and CMS of the 1,384,379 Ordinary Shares held by Royale Resorts Holdings Limited (“RRHL”) and Royale Resorts International Limited (“RRIL”), 983,579 of which are held by RRIL and 400,800 of which are held by RRHL; Kersaf and CMS share dispositive power over the 1,384,379 Ordinary Shares held by RRHL and RRIL due to their joint ownership of RRIL and RRHL.

In addition, pursuant to an agreement entered in July 2001, RRHL and RRIL granted to CMS an option to purchase all or a portion of 1,150,000 of our Ordinary Shares then held by RRHL and RRIL. The number of Ordinary Shares subject to this option is currently 369,629 Ordinary Shares. This option expires on July 2, 2006. Amounts presented in this table treat all of the Ordinary Shares subject to this option as being beneficially owned by both Kersaf and CMS, both due to the shared rights of disposition described in the preceding paragraph and the option.

(5)	Consists of: (i) 1,924,714 Ordinary Shares held by CMS and acquired by it in distributions from RRHL and Sun International Inc. and (ii) 983,579 Ordinary Shares held by RRIL and the 400,800 Ordinary Shares held by RRHL over which CMS and Kersaf share dispositive power as discussed in Note 4 above, which shares include the 369,669 Kersaf Proxy Shares as defined and discussed in Note 7 below.

(6)	Based upon information contained in the Schedule 13G/ A filed by FMR Corp. and certain affiliates on February 10, 2004.

(7)	Consists of: (i) 400,800 Ordinary Shares held by RRHL and 983,579 Ordinary Shares held by RRIL a wholly owned subsidiary of RRHL, which is jointly owned by Kersaf and CMS (73.3% by Kersaf and 26.7% by CMS) and (ii) 100,300 Ordinary Shares owned by Sun International Inc., a wholly owned subsidiary of Kersaf.

Kersaf does not have any voting rights with respect to its Ordinary Shares of the Company. In connection with the July 2001 restructuring of our majority shareholder, Kersaf and certain of its affiliates granted irrevocable proxies, in varying amounts, to vote all of its Ordinary Shares to Caledonia, WLG and CMS (the “Kersaf Proxy Shares”). Therefore, the amounts presented in this table for Caledonia and WLG each include 557,505 of the Kersaf Proxy Shares. The amounts presented in this table for CMS include the remaining 369,669 of Kersaf Proxy Shares.

(8)	If the directors and executive officers as a group were to exercise their vested options, they would own less than one percent of the Ordinary Shares outstanding as of the Record Date (excluding shares beneficially owned by Solomon Kerzner).

       All of our Ordinary Shares have the same voting rights.

       In April 2004, the Company issued $230 million principal amount of 2.375% convertible senior subordinated notes due 2024 (the “2.375% Convertible Senior Subordinated Notes”), which, after related issuance costs, resulted in net proceeds of approximately $224 million. The 2.375% Convertible Senior Subordinated Notes are our unsecured senior subordinated obligations and they mature on April 15, 2024, unless they are converted, redeemed or repurchased before the maturity date. The 2.375% Convertible Senior Subordinated Notes may be converted into cash and Ordinary Shares at an initial conversion rate of 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture. This conversion rate is equal to a conversion price of approximately $58.24 per Ordinary Share.

DIRECTORS AND EXECUTIVE OFFICERS

       The current directors of the Company are:

Name	Country	Director Since

Solomon Kerzner	Republic of South Africa	1993
Peter N. Buckley	United Kingdom	1994
Howard S. Marks	United States of America	1994
Eric B. Siegel	United States of America	1994
Heinrich von Rantzau	Germany	2001

        Pursuant to the Company’s Articles of Association, the maximum number of directors of the Company is fixed at five, and the current Directors were elected at the Company’s Annual General Meeting on September 24, 2001 to hold office until the date of the Annual General Meeting to be held in 2004. The Board of Directors may, at its discretion, provide for holders of Ordinary Shares to propose candidates for nomination to the Board of Directors in accordance with such procedures and terms as the Board of Directors shall, in its discretion, determine, subject to the procedures being in accordance with applicable laws, rules and regulations, including those of any stock exchange or quotation system on which the Company’s Ordinary Shares are listed. Pursuant to the Company’s Articles of Association, the Board of Directors determined the slate of nominees to be presented to the holders of Ordinary Shares for election at the Company’s Annual General Meeting to be held on July 27, 2004. The Company has agreed that, as long as certain ownership thresholds are maintained, each of World Leisure Group Limited, Caledonia Investments plc and Cement Merchants SA shall have the right to include a designee on the slate of nominees presented to the holders of Ordinary Shares for election as directors at the Company’s Annual General Meeting.

       The current executive officers of the Company are:

		Executive
Name	Age	Officer Since

Solomon Kerzner	68	1993
Chairman
Howard B. Kerzner	40	1995
Chief Executive Officer
John R. Allison	58	1994
Executive Vice President & Chief Financial Officer
Richard M. Levine	43	2004
Executive Vice President & General Counsel

       The backgrounds of each of the directors and executive officers of the Company are described below:

       Solomon Kerzner, Chairman of the Board of Directors: Mr. Kerzner has been our Chairman since October 1993. From October 1993 to June 1996, Mr. Kerzner served as our President and from October 1993 until December 2003, he served as our Chief Executive Officer. He is the Chairman of WLG. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Kerzner, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for water sports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort that features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa’s largest hotel groups, Southern Sun Hotels and Sun International South Africa. We do not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

       Peter N. Buckley, Director: Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman of Caledonia. He was appointed Chairman of Caledonia in 1994, having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group PLC and Offshore Logistics, Inc. (a NYSE listed company).

       Howard S. Marks, Director: Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC, which manages funds in excess of $20.0 billion for institutional investors. Previously, Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

       Eric B. Siegel, Director: Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and Chairman of the Executive Committee of El Paso Electric Company (a NYSE listed company).

       Heinrich von Rantzau, Director: Mr. von Rantzau has been a Director since July 2001. Mr. von Rantzau is a principal of Cement Merchants SA, and he is an executive of Deutsche Afrika-Linien GmbH, Reederei John T. Essberger and VORA Schiffahrts-und Beteiligungsgesellschaft GmbH. Mr. von Rantzau is a board member of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd’s Register of Shipping and German National Committee.

       Howard B. Kerzner, Chief Executive Officer: Mr. Kerzner has been our Chief Executive Officer since January 1, 2004. Mr. Kerzner joined Kerzner in May 1995 as Executive Vice President — Corporate Development and was President from June 1996 until December 2003. Prior to that time, he was Director — Corporate Development of Sun International Investments Limited (“SIIL”) from September 1992. Previously, Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991. Prior to that, Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

       John R. Allison, Executive Vice President & Chief Financial Officer: Mr. Allison joined Kerzner in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

       Richard M. Levine, Executive Vice President & General Counsel: Mr. Levine joined the Company in April 2004 as our Executive Vice President & General Counsel. Mr. Levine received his Bachelor’s Degree from Dartmouth College before graduating from Cornell Law School. Mr. Levine began his legal career with the law firm of Cleary, Gottlieb, Steen & Hamilton and worked as an associate in both their New York and Tokyo offices. Mr Levine subsequently joined Credit Suisse First Boston as the General Counsel for its Private Equity Division and most recently was General Counsel for a private equity firm, Hellman & Friedman, LLC. Mr. Levine is a member of the Nasdaq Listing and Hearing Review Council, the advisory body for the board of directors of The Nasdaq Stock Exchange, Inc.

OTHER MATTERS

       Proxies are being solicited by and on behalf of the Board of Directors. The cost of soliciting proxies will be borne by the Company.

       The Company is incorporated in the Commonwealth of The Bahamas and is a “foreign private issuer” within the meaning of the rules of the U.S. Securities and Exchange Commission and is exempt from the Commission’s rules relating to proxy solicitation. In addition, directors, officers and ten percent shareholders of the Company are exempt from the reporting and short-swing liability provisions of Section 16 of the Securities Exchange Act of 1934. The Company files annual and periodic reports with the Commission on forms applicable to foreign private issuers.

By Order of the Board of Directors,

Richard M. Levine
Executive Vice President & General Counsel

KERZNER INTERNATIONAL LIMITED

ATLANTIS, PARADISE ISLAND
NASSAU, BAHAMAS

ANNUAL GENERAL MEETING OF SHAREHOLDERS
NEW PROVIDENCE ROOM
CORAL TOWERS
TUESDAY, JULY 27, 2004
10:00 A.M., LOCAL TIME

- DETACH PROXY CARD HERE -

Sign, Date and Return this Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

1.	Proposal to elect Solomon Kerzner, Peter N. Buckley, Howard S. Marks, Eric B. Siegel and Heinrich von Rantzau as directors of the Company.

FOR ALL	☐	WITHHOLD ALL	☐	EXCEPTIONS*	☐

Exceptions*

		FOR	AGAINST	ABSTAIN
2.	Proposal to ratify Deloitte & Touche LLP as the Company’s independent certified public accountants for 2004.	☐	☐	☐

To change your address, please mark this box.	☐

To include any comments, please mark this box.	☐

               S C A N L I N E

Please mark, date and sign exactly as name appears on this proxy and return the proxy card promptly, using the enclosed envelope. If the shareholder is a corporation, please have its duly authorized officer sign the full corporate name. Executors, administrators, trustees, and the like, should state full title and capacity. Joint owners should each sign.

Date	Share Owner sign here	Co-Owner sign here

KERZNER INTERNATIONAL LIMITED
Executive Office, Coral Towers
Paradise Island, The Bahamas

     The undersigned being a member of Kerzner International Limited, hereby appoints Howard B. Kerzner, John R. Allison, Richard M. Levine, Giselle Pyfrom and William C. Murtha and each of them, with the power of substitution, as proxy to vote for me and on my behalf at the Annual General Meeting of the Company to be held on July 27, 2004 and at any adjournment thereof.

     Properly executed proxies deposited at the registered office of the Company not less than 48 hours prior to the Meeting or received at the Meeting, and not subsequently revoked, will be voted at the Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted: FOR the proposal set forth in this proxy card.

     The Board of Directors unanimously recommends that holders vote FOR the proposals set forth in this proxy card.

(Continued, and to be signed on reverse side.)

KERZNER INTERNATIONAL LIMITED
P.O. BOX 11259
NEW YORK, NY. 10203-0259